UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For the month of February, 2012

Commission File Number 32297

CPFL Energy Incorporated
(Translation of Registrant's name into English)

Rua Gomes de Carvalho, 1510, 14º andar, cj 1402
CEP 04547-005 - Vila Olímpia, São Paulo – SP
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.  Form 20-F ___X___ Form 40-F _______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_________________

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CPFL ENERGIA S.A.

A Publicly Held Company

Corporate Taxpayers ID (CNPJ) 02.429.144/0001-93

Company Registry NIRE 353.001.861-33

EXCERPT FROM THE MINUTES OF 193RD MEETING OF THE BOARD OF

DIRECTORS HELD ON FEBRUARY 1, 2012

1.  DATE, TIME AND PLACE: On the first day of February 2012, at 10:00 a.m. at the headquarters of CPFL Energia S.A. ("CPFL Energia" or "Company"), located at Rua Gomes de Carvalho, No. 1510, 14th floor, suite 142, in the city of São Paulo, State of São Paulo.

2.  CALL: The meeting was called pursuant to Paragraph 2 of Article 17 of the Company's Bylaws.

3.  ATTENDANCE: All members of the Board of Directors ("Board"). Excused Absence: Mr. Murilo Passos, who was replaced by his alternate, Mr. Carlos da Costa Parcias Jr., as per Paragraph 1 of Article 16 of the Company's Bylaws.

4.  CHAIR: Chairman – Ivan de Souza Monteiro and Secretary – Gisélia Silva.

5. SUBJECTS DISCUSSED AND RESOLUTIONS:

The reading of the Agenda, already being known to all those present, was waived and it was resolved that the minutes of this meeting would be drawn up in summary form, providing the participants the right to freely register their thoughts and dissents, which would be maintained on file at the Company's headquarters and its publication approved in the form of a summary, with the signatures of the members of the Board being omitted.

The votes of the directors appointed by the controlling shareholders shall be computed pursuant to items 5.1 and 7.1 of the Shareholders Agreement on file at the Company, dated March 22, 2002, as amended on August 27, 2002, November 5, 2003 and December 6, 2007.

After consideration of the matters on the Agenda, the Board, by unanimous vote and without any restrictions:

(i)        Took cognizance of the activities planned for the Advisory Committees of the Board and the Budget Commission;

(ii)       Took cognizance of the relevant facts and the accumulated earnings of the Company through the month of December 2011, reported by the CEO;

(iii)      Validated the assumptions of the Strategic Plan 2012/2016 proposed by the Board of Executive Officers;

(iv)      Approved the minutes of the 190th, 191st and 192nd Board meetings, held respectively on December 14 and 26, 2011 and January 16, 2012;

CPFL ENERGIA S.A.

A Publicly Held Company

Corporate Taxpayers ID (CNPJ) 02.429.144/0001-93

Company Registry NIRE 353.001.861-33

(v)       Recommended to the Company's representatives on the management bodies of its subsidiaries Companhia Paulista de Força e Luz (“CPFL Paulista”), Companhia Piratininga de Força e Luz (“CPFL Piratininga”), Companhia Luz e Força Santa Cruz (“CPFL Santa Cruz”), Rio Grande Energia S.A. ("RGE"), Companhia Jaguari de Energia (“CPFL Jaguari”), Companhia Leste Paulista de Energia (“CPFL Leste Paulista”), Companhia Sul Paulista de Energia (“CPFL Sul Paulista”), Companhia Luz e Força de Mococa (“CPFL Mococa”), to vote in favor  of approving the PARTICIPATION AND CONTRACTING OF ELECTRIC ENERGY IN THE NEW ENERGY AUCTIONS (A-3 and A-5 AUCTIONS) - Corporate Resolutions Nos. 2012004-C and 2012005-C;

(vi)      Recommended to the Company's representatives on the management bodies of the subsidiaries Companhia Jaguari de Energia (“CPFL Jaguari”), Companhia Leste Paulista de Energia (“CPFL Leste Paulista”), Companhia Sul Paulista de Energia (“CPFL Sul Paulista”), Companhia Luz e Força de Mococa (“CPFL Mococa”), to vote in favor  of approving the PARTICIPATION IN PUBLIC BIDDING FOR CONTRACTING ELECTRIC ENERGY FOR DELIVERY AS OF 2013 - Corporate Resolution No. 2012003-C;

(vii)     Took cognizance of the project for the restructuring of the subsidiary CPFL Bio Anicuns S.A. ("CPFL Bio Anicuns"); and

(viii)    Took cognizance through Report No. 2012005 of the updated values of the limits of authority set forth in the Basic Approval Table ("TBA") of Administrative Rule No. 314 – Levels of Competency – Delegation of Authority.

6. CLOSURE: There being no further business to discuss, the meeting ended, after which these minutes were drawn up, read, approved and signed by the members present and by the Secretary: Ivan de Souza Monteiro, Francisco Caprino Neto, Cláudio Palaia, Carlos da Costa Parcias Jr., Renê Sanda, Carlos Alberto Cardoso Moreira, Ana Dolores M. Carneiro de Novaes and Gisélia Silva.

I hereby certify that these minutes are a summary of the original minutes as copied into its Own Book.

Gisélia Silva

Secretary

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Date: February 13, 2012

CPFL ENERGIA S.A.

By:	/S/ LORIVAL NOGUEIRA LUZ JUNIOR
Name: Title:	Lorival Nogueira Luz Junior Chief Financial Officer and Head of Investor Relations

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.